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                                  EXHIBIT E.6
              FINAL ORDER APPROVING MERGER SUBJECT TO CONDITIONS,
                        DATED FEBRUARY 24, 1997, OF THE
                     MINNESOTA PUBLIC UTILITIES COMMISSION





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                BEFORE THE MINNESOTA PUBLIC UTILITIES COMMISSION


                Edward A. Garvey                                     Chair
                Joel Jacobs                                    Commissioner
                Marshall Johnson                               Commissioner
                Mac McCollar                                   Commissioner
                Don Storm                                      Commissioner




In the Matter of a Joint Petition by                ISSUE DATE:  February 24, 1997
Minnegasco, a Division of NorAm Energy
Corp., NorAm Energy Corp., Houston                  DOCKET NO. G-008/PA-96-950
Industries Incorporated, Houston Lighting &
Power Company, and HI Merger, Inc. for              ORDER APPROVING MERGER
Approval of the Transaction Pursuant to the         SUBJECT TO CONDITIONS
Agreement and Plan of Merger Among
Houston Industries Incorporated, Houston
Lighting & Power Company, HI Merger, Inc.
and NorAm Energy Corp.
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                               PROCEDURAL HISTORY

On September 6,1996 Minnegasco filed a petition under Minn. Stat. Section
216B.50 for approval of the purchase of its parent company, NorAm Energy Corp.
(NorAm), by Houston Industries Incorporated (Houston Industries). The petition was filed jointly by Minnegasco, NorAm, Houston Industries, Houston Lighting &
Power Company (a subsidiary of Houston Industries, to be merged with Houston
Industries before NorAm is purchased), and HI, Merger, Inc. (a transitional entity which will merge with NorAm and be renamed NorAm).

On September 10, 1996 the Commission issued a notice establishing time frames for commenting on the filing.

On September 12, 1996 petitioners filed supplemental information and corrections to one of the exhibits attached to the petition. On October 7,1996 petitioners filed additional information. On November 7, 1996 petitioners filed the Joint Proxy Statement/Prospectus of the petitioning companies.

On November 26, 1996 the Residential and Small Business Utilities Division of the Office of the Attorney General (RUD-OAG) filed comments recommending approving the merger and prohibiting any recovery from ratepayers of any acquisition adjustment, transaction costs, or severance costs.

On November 26, 1996 the Minnesota Utility Investors, Inc. filed comments recommending approving the merger.





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On November 27, 1996 the Minnesota Department of Public Service (the
Department) filed comments which recommended approving the merger, prohibiting rate recovery of any merger-related cost or acquisition adjustment, and requiring a series of filings over the next four years to establish merger-related costs and clarify accounting and cost allocation procedures.

On December 9, 1996 petitioners filed reply comments, agreeing to all conditions proposed by the Department and the RUD-OAG, with the exception of the prohibition on rate recovery of transaction costs and severance costs.
(Petitioners had stated in the petition that they would not seek rate recovery of any portion of the acquisition adjustment.)

On January 23, 1997 petitioners filed a stipulation agreeing to take the following actions: provide local access to books and records required for Minnesota regulatory purposes; reduce corporate cost allocations sought in the next rate case below those allowed in the last rate case; relinquish any claim to rate recovery of transaction costs and severance costs;(1) provide detailed information in the next rate case on Minnegasco's hypothetical capital structure and on the actual capital structures of corporate affiliates NorAm and Houston Industries.

On January 27, 1997 the Department filed a list of questions about the stipulation, asked to meet with petitioners and Commission staff to discuss them, and asked the Commission to postpone acting on the petition until the Department had analyzed and filed comments on the stipulation. The Commission agreed.

On February 4, 1997 the Department filed comments stating it did not object to the stipulation as clarified by petitioners' written responses to the questions the Department filed on January 27. The agency urged that petitioners be bound by their responses to those questions as well as by the text of the stipulation. Petitioners agreed.

The matter came before the Commission on February 6, 1997.

                            FINDINGS AND CONCLUSIONS

I.    THE MERGER

      A.   THE COMPANIES

Minnegasco is a natural gas distribution company headquartered in Minneapolis.
The Company is engaged in the sale and distribution of natural gas to approximately 625,000 customers in 200 Minnesota communities. The largest metropolitan areas served by Minnegasco are Minneapolis and its western suburbs.

__________________________________

      (1)Petitioners also confirmed on the record at the hearing that they were waiving all present and future claims to rate recovery of theses costs.

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Since late 1990 Minnegasco has been an operating division of NorAm Energy, formerly known as Arkla, Inc. NorAm is a diversified energy company engaged primarily in the interstate transmission and local distribution of natural gas.
NorAm owns three local distribution companies serving a total of 2.7 million natural gas customers.

Houston Industries is a holding company with two subsidiaries, Houston Lighting
& Power Company and Houston Industries Energy, Inc. Houston Lighting & Power, serving Houston, Texas, is the ninth largest electric utility in the United
States. It accounts for nearly all of Houston Industries' income from continuing operations. Houston Lighting & Power has no natural gas operations.

Houston Industries Energy, Inc., Houston Industries' other subsidiary, is an unregulated company providing energy management and other energy-related services.

      B.   THE PROCESS

The petitioning parties propose a two-step merger process.  First, Houston
Industries Incorporated will merge with its subsidiary, Houston Lighting &
Power Company, forming a new company, Houston Industries, Inc.  Houston
Industries, Inc. will then buy NorAm at a purchase price of approximately $2.4 billion or $16 per share, half in cash and half in Houston Industries stock.
Minnegasco will remain an operating division of NorAm, which will be a wholly owned subsidiary of Houston Industries, Inc.

NorAm's existing subsidiaries will remain NorAm subsidiaries.  Houston
Industries' unregulated subsidiary, Houston Industries Energy, Inc. will become a subsidiary of the new company, Houston Industries, Inc. Petitioners anticipate that Houston Industries, Inc. will be an exempt holding company under the federal Public Utility Holding Company Act of 1935.

      C.   THE PURPOSE AND ANTICIPATED EFFECTS

Petitioners explained that the merger is proposed for strategic reasons.
Houston Industries is convinced that current trends toward utility competition and convergence of the gas and electric industries will continue. By combining the nation's ninth largest electric utility with one of the nation's largest distributors of natural gas, Houston Industries hopes to become a frontrunner in the new competitive era, both nationally and internationally.

Since Houston Industries and NorAm have no significantly overlapping operations
(a NorAm company does deliver natural gas to approximately 600,000 customers in Houston Lighting & Power's service area), petitioners expect no significant cost savings from combining their operations. They see the benefits of the merger as improving the participants' competitive positions, ensuring
Minnegasco's continued ability to provide high quality service through greater financial strength, positioning Minnesota to reap maximum benefits from competitive energy markets, and increasing the value of the holdings of NorAm stockholders, which include many pension funds.





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Petitioners believe the merger will have no immediate or significant rate effects for Minnegasco customers. They state there is reason to believe that in the long term the merger could reduce rates due to the financial strength of the new parent and the presence of a strong competitor in the Minnesota market. They also contend these factors could contribute to the development of innovative services and service options.

II.   THE LEGAL STANDARD

Under Minnesota law, the Commission is to approve the merger upon a showing that it is "consistent with the public interest." The statutory text reads as follows:

      No public utility shall sell, acquire, lease, or rent any plant as an operating unit or system in this state for a total consideration in excess of $1,000,000, or merge or consolidate with another public utility operating in this state, without first being authorized so to do by the commission.  Upon the filing of an application for the approval and consent of the commission thereto the commission shall investigate, with or without public hearing, and in case of a public hearing, upon such notice as the commission may require, and if it shall find that the proposed action is consistent with the public interest it shall give its consent and approval by order in writing. . . .

      Minn.  Stat. Section  216B.50.

The statute does not require that proposed mergers affirmatively benefit ratepayers or the public or that they otherwise promote the public interest.
They cannot contravene the public interest, however, and must be shown to be compatible with it.

III.  COMMENTS OF THE PARTIES

      A.   THE DEPARTMENT

The Department analyzed the merger by examining its potential effects on Minnegasco's costs and rates, Minnegasco's day to day operations, the Minnesota regulatory process, and the combined market power of the merging companies.

The Department determined that market power and operational effects were non-issues, because Minnegasco, was and would remain the only party to the merger with operations in Minnesota. Also, since the acquiring company has no natural gas operations, there is no risk of it imposing on Minnegasco its standard operating procedures for distributing natural gas.

The Department concluded the merger would not impair Minnesota regulators' ability to perform their duties under the Public Utilities Act, since the holding company structure that would result from the merger has not been a barrier to the effective regulation of other Minnesota utilities.





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Examining the cost and rate effects of the merger was another matter.  Although the Department believed the merger held some potential to reduce costs and rates, the agency considered those reductions speculative. The Department also took strong exception to any rate recovery of merger-related costs, arguing that since strategic corporate concerns were driving the merger, it would be inappropriate to assess any of its costs to ratepayers.

Ultimately, the Department concluded the merger was consistent with the public interest and should be approved. The agency emphasized, however, that this recommendation rested on the fact that the statutory standard was no more exacting than consistent with the public interest.

To permit proper review of accounting procedures and ensure adequate tracking of the financial effects of the merger, the Department recommended imposing four requirements, summarized below:

      (1) requiring the filing of final journal entries within 90 days of closing;

      (2) prohibiting rate recovery of any acquisition adjustment, transaction costs, or severance costs;

      (3) requiring annual reports for four years from completion of the merger showing the following:

           o  each cost or expense charged to Minnegasco by HI Merger, Inc.;

           o an explanation of the allocator and formula used for allocating corporate costs to Minnegasco;

           o  the 1995 level of Minnegasco's comparable pre-merger costs;

      (4) requiring Minnegasco to include in its next rate case filing the information required above in annual filings.

      B.   THE RUD-OAG

Like the Department, the RUD-OAG believed that the proposed merger met the statutory test for Commission approval. The agency saw no realistic potential for harm and some potential for benefit, in the form of reduced corporate overhead and capital costs. The agency considered petitioners' pledges to keep
Minnegasco headquarters in Minneapolis, to continue to rely on Minnegasco's current management and to maximize local control as important safeguards.

The RUD-OAG urged the Commission to require Minnegasco to continue to maintain all books and records necessary for regulatory oversight in Minneapolis and to prohibit any rate recovery of any merger-related costs, including the acquisition adjustment, severance costs, and transaction costs.





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      C.   MINNESOTA UTILITY INVESTORS

The Minnesota Utility Investors (MUI) believed the proposed merger would benefit ratepayers, shareholders, and the general public. They agreed with petitioners that the post-merger companies would be premier contenders in the coming age of competition.

They argued that the financial strength of Houston Industries would bolster
Minnegasco's ability to provide safe and reliable service at reasonable rates.
They believed the merger would produce synergies that would benefit the shareholders of both NorAm and Houston Industries.

IV.   THE STIPULATION

On January 23, 1997 Minnegasco filed a stipulation in response to concerns;
raised by other parties and by staff. Its provisions are detailed, but can be summarized as requiring petitioners to take the following actions:

      (1) provide local access to books and records required for Minnesota regulatory purposes;

      (2) reduce corporate cost allocations sought in the next rate case below those allowed in the last rate case;

      (3) relinquish any claim to rate recovery of merger-related transaction costs and severance costs;(2)

      (4) provide detailed information in the next rate case on Minnegasco's hypothetical capital structure and on the actual capital structures of NorAm and Houston Industries.

On January 27, 1997 the Department filed a list of questions about the stipulation, to which petitioners made written responses. On February 4, 1997 the Department filed comments stating it did not object to the stipulation as clarified by petitioners' written responses to its questions.(3) The agency urged that merger approval be conditioned upon petitioners' being bound by their responses to those questions, as well as by the text of the stipulation.
Petitioners agreed.


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       (2)In brief, severance costs were defined as severance costs incurred within twelve months of closing and severance costs relating to NorAm's top 87 employees.

       (3) The Department noted that the stipulation's definition of "severance costs" was arguably more restrictive than leaving the term undefined. The
Department did not oppose the stipulation, including the definition, however.

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      V.   COMMISSION ACTION

The Commission agrees with the parties that the Proposed merger meets the statutory standard of "consistent with the public interest." Minn. Stat.
Section 216B.50. There is nothing in the record to suggest any reasonable likelihood that the merger will harm ratepayers or the public, and there is evidence suggesting it will produce at least modest benefits. Any potential risks to ratepayers are adequately addressed by the conditions recommended by the parties and the safeguards offered by petitioners in the stipulation.

The chief benefit is that Houston Industries is a much stronger company financially than Minnegasco's present parent, NorAm. The two companies' financial risk indicators as of June 30, 1996 compare as follows:


      INDICATOR                                       NORAM      HI        HI MERGER, INC.
      ---------                                       -----      ---       ---------------
Funds from Operations/Interest                        1.69      2.53           1.92
Pre-Tax Interest Coverage                             1.98      2.90           2.14
Net Cash Flow/Capital Expenditures                    102%       90%            89%
Total Debt/Total Capital                               64%       57%            58%

The Commission has expressed deep concern about NorAm's financial action in the past:

      Furthermore, the Commission is not as convinced as the parties appear to be that NorAm's financial condition will never affect Minnegasco's long-term performance and prospects. It is clearly conceivable that a long uphill struggle against insolvency could deprive Minnegasco of the resources necessary to remain a sound, let alone thriving, local distribution company. A parent company in serious financial trouble might not make the investments necessary to maintain a solid infrastructure, reliable long term gas supplies, and a quality work force. Without these things, Minnegasco's long term ability to provide high quality service would be at risk.

      In the Matter of the Application of Minnegasco, a Division of Arkla, Inc. for Authority to Increase Its Rates for Natural Gas Service in Minnesota, Docket No. G-008/GR-93-1090, FINDINGS OF FACT, CONCLUSIONS OF LAW, AND ORDER (October 24,1994).

This acquisition alleviates that concern. Less importantly, but quite insignificantly, it also carries the potential for reduced rates, since the financial strength of Houston Industries could reduce Minnegasco's cost of capital.

It is also possible that Minnegasco's long term corporate overhead expenses will decline under new ownership, given the capital-intensive nature of Houston Lighting & Power and the emphasis on capital investment in many methods of allocating corporate overhead. Any such reduction would translate into lower rates for Minnegasco ratepayers. Furthermore,





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petitioners have stipulated that Minnegasco's next rate case filing will reflect lower corporate overhead costs than its last filing, translating into same measure of immediate rate relief.

Finally, the public interest is clearly served by Petitioners' plans to keep Minnegasco's headquarters in Minneapolis, to continue to rely on Minnegasco's current management, and to maximize local decisionmaking. Safe, reliable, affordable natural gas service is critical to the public interest; there is no margin for error during transitions or other times.

Minnegasco has a solid history delivering safe and reliable service at reasonable rates. Petitioners' recognition of this and their plans to capitalize on it signify good business judgment and concern for the public interest, both essential qualities in a utility.

VI.   CONCLUSION

For the reasons set forth above, the Commission will approve the proposed merger, subject to the conditions agreed to by the parties and to the conditions contained in the January 23, 1997 stipulation, as clarified by petitioners' written responses to the questions filed by the Department on January 27.

                                     ORDER

1. The Commission grants the petition for approval of the transaction pursuant to the agreement and plan of merger among Houston Industries Incorporated, Houston Lighting & Power Company, HI Merger, Inc. and NorAm Energy Corp., subject to

      (a) the annual filing requirements and rate case filing requirements proposed by the Department and concurred in by the Company;

      (b)  the terms of the stipulation filed by petitioners January 23, 1997;

      (c) petitioners' written responses to the question on the stipulation filed by the Department of Public Service.





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      2.   This Order shall become effective immediately.

                                                      BY ORDER OF THE COMMISSION



                                                      Burl W. Haar
                                                      Executive Secretary



(S E A L)

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